Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

LOEWS CORPORATION

Under Section 242 of the General Corporation Law
of the State of Delaware

It is hereby certified that:

1. The name of the corporation (hereinafter the “Corporation”) is Loews Corporation.

2. The certificate of incorporation of the Corporation is hereby amended by striking out Articles Third and Fourth thereof and by substituting in lieu of said Articles the following new Articles:

“THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

“FOURTH:  The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 1,900,000,000 shares, consisting of 100,000,000 shares of Preferred Stock, having a par value of $.10 per share (“Preferred Stock”), and 1,800,000,000 common shares, having a par value of $.01 per shares (“Common Stock”).

“The Board of Directors is hereby authorized to issue the Preferred Stock, from time to time, in one or more series, on such terms and conditions as it may deem advisable and to fix by resolution the designation of each series and the powers, preferences and relative, participating, option or other special rights of the shares of each series, and the qualifications, limitations or restrictions thereof, to the full extent now or hereafter permitted by law.  The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

“(a)	the designation and number of shares comprising such series;

“(b)	the dividends, if any, which shall be payable on the shares of such series and any preferences and other terms and conditions applicable thereto;

“(c)	any rights and preferences of the holders of the shares of such series upon the liquidation, dissolution, or winding up of the affairs of, or upon any distribution of the assets of, the Corporation;

“(d)	the full, limited or special voting rights, if any, of the shares of such series, in addition to voting rights;

“(e)
any provisions with respect to the conversion of the shares of such series into, or the exchange of such shares for, shares of any other class or classes, or of any other series of any class, of the capital stock of the Corporation and/or any other property or cash, and the terms and conditions applicable to any such conversion or exchange;

“(f)	any provision with respect to the redemption, purchase or retirement of such shares and the terms and conditions applicable thereto;
“(g)	any provision with respect to the issuance of additional shares of such series or of an other class or series on a parity with or superior to the shares of such series; and
“(h)
any other relative, participating, optional or special powers, preferences, or rights of, and any other qualifications, limitations or restrictions with respect to, the shares of such series as the Board of Directors may deem advisable.”

3. The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Loews Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 12th day of May, 2009.

By:	/s/ Gary W. Garson
Gary W. Garson
Secretary